August 27, 2010
VIA EDGAR and U.S. Post Office Mail
Mr. Mark Webb
Legal Branch Chief
U.S. Securities and Exchange Commission
Washington, D.C. 20549
Re:	Glacier Bancorp, Inc. File No. 000-18911
Dear Mr. Webb:
Consistent with my phone call discussion with Mr. John Nolan, Senior Assistant Chief Accountant, this will serve as a formal request to further extend the response date to the Staff’s comment letter dated June 25, 2010 until September 3, 2010. By way of my letter of August 17, 2010, I had previously requested an extension of time until August 27, 2010. As discussed with Mr. Nolan, the additional time is necessary in recognition that further analysis is required for the information obtained from each of Glacier Bancorp, Inc.’s eleven bank subsidiaries in order to provide the Staff with a complete and comprehensive response to each of the comments.
If this request is acceptable to you, we would appreciate your favorable response. Thank you in advance for your cooperation.

Very truly yours, Glacier Bancorp, Inc.
/s/ Ron J. Copher
Ron J. Copher
Senior Vice President and Chief Financial Officer

CC:	John Nolan Amit Pande